September 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Exscientia plc

Registration Statement on Form F-1

Registration No. 333-259431

Acceleration Request

Requested Date: September 30, 2021

Requested Time: 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc., as representatives of the several underwriters, hereby join Exscientia plc in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-259431) (the “Registration Statement”) to become effective on September 30, 2021, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Dan Cocks
Name:	Dan Cocks
Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Managing Director

BofA Securities, Inc.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

Barclays Capital Inc.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Authorized Signatory

cc:          Andrew L. Hopkins, D.Phil., Exscientia plc

Robert E. Puopolo, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Divakar Gupta, Cooley LLP

Marc Recht, Cooley LLP

[Signature Page to Acceleration Request]